UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

AMERICAN ENTERPRISE DEVELOPMENT CORPORATION

(Exact Name of Registrant as Specified in Charter)

1240 Blalock Road, Suite 150

_______Houston, Texas 77055_______

(Address of Principal Executive Offices (Number, Street, City, State, Zip Code)

Registrant’s Telephone Number, including Area Code: (713) 266-3700

Jonathan Gilchrist

1240 Blalock Road, Suite 150, Houston, Texas 77055

(Name and Address (Number, Street, City, State, Zip Code) of Agent for Service)

Item I:

General Identifying Information

1.

Reason fund is applying to deregister:

[  ] Merger

[  ]  Liquidation

[  ]  Abandonment of Registration

[ X ] Election of status as a Business Development Company

2.

Name of Fund:  American Enterprise Development Corporation

3.

Securities and Exchange Commission File No.: 811-21607

4.

Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[X] Initial Application

[  ]  Amendment

5.

Address of Principal Executive Office:

1240 Blalock Road, Suite 150, Houston, Texas 77055.

6.

Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this Form:

Jonathan C. Gilchrist, President, 1240 Blalock Rd., Ste. 150, Houston, Texas 77055.  (713) 266-3700, fax (713) 266-3701.

7.

Name, address and telephone number of individual or entity responsible for maintenance of preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act.:

Jonathan C. Gilchrist, President, 1240 Blalock Rd., Ste. 150, Houston, Texas 77055.  (713) 266-3700, fax (713) 266-3701.

8.

Classification of Fund:

[X] Management company;

[  ]  Unit investment trust; or

[  ]  Face-amount certificate company.

9.

Subclassification if the fund is a management company:

[  ]  Open end

[X]

Closed-end

10.

State law under which the fund was organized or formed.

Texas

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of American Enterprise Development Corporation, (ii) he is the President of American Enterprise Development Corporation, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

____//s// Jonathan Gilchrist, President___